English for a Song, Inc.
Statement of Changes in Owners' Equity
For the Year Ended December 31, 2017

Owners' equity as of January 1, 2017		$ 2,055
Investment Contribution by owners during the year	$ 300	
Net income for the year	$ -	
Increase/(decrease) in owners' equity		$ 300
Owners' equity as of December 31, 2017		$ 2,355



SIMONE TARANTINO
Treasurer